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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)*


                             Wilmington Trust Corporation
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     971807-102
                                   (CUSIP Number)






     Check the following box if a fee is being paid with this statement [ ].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on the following page(s))
                                  Page 1 of 10 Pages
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     CUSIP No. 971807-102                13G                  Page 2 of 10 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Corporation

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware Corporation

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                 1,687,662

     6        SHARED VOTING POWER               2,287,010

     7        SOLE DISPOSITIVE POWER            1,010,317

     8        SHARED DISPOSITIVE POWER          1,622,326

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,027,519

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%

     12       TYPE OF REPORTING PERSON*

              HC

     *SEE INSTRUCTION BEFORE FILLING OUT!
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     CUSIP No. 971807-102                13G                  Page 3 of 10 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Company

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware banking corporation

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                 1,647,062

     6        SHARED VOTING POWER               2,286,410

     7        SOLE DISPOSITIVE POWER            1,009,317

     8        SHARED DISPOSITIVE POWER          1,593,926

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,986,319

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%

     12       TYPE OF REPORTING PERSON*

              BK

     *SEE INSTRUCTION BEFORE FILLING OUT!
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     CUSIP No. 971807-102                13G                  Page 4 of 10 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust FSB

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Federal Savings Bank

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                 43,600

     6        SHARED VOTING POWER               12,568

     7        SOLE DISPOSITIVE POWER            7,200

     8        SHARED DISPOSITIVE POWER          37,168

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              56,168

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

     12       TYPE OF REPORTING PERSON*

              BK


     *SEE INSTRUCTION BEFORE FILLING OUT!
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     CUSIP No. 971807-102                13G                  Page 5 of 10 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust of Pennsylvania

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Pennsylvania banking corporation

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                   0

     6        SHARED VOTING POWER               200

     7        SOLE DISPOSITIVE POWER              0

     8        SHARED DISPOSITIVE POWER          200

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

     12       TYPE OF REPORTING PERSON*

              BK


     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 971807-102                13G                  Page 6 of 10 Pages


     Item 1 (a).  Name of Issuer:

              Wilmington Trust Corporation

     Item 1 (b).  Address of Issuer's Principal Executive Offices:

              1100 North Market Street
              Wilmington, DE  19890

     Item 2 (a).  Name of Persons Filing:

              Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania

     Item 2 (b).  Address of Principal Business Office:

              1100 North Market Street, Wilmington, DE  19890

     Item 2 (c).  Citizenship:

              Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation; Wilmington Trust FSB is a Federal Savings Bank; and Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

     Item 2 (d).  Title of Class of Securities:

              Common Stock

     Item 2 (e).  CUSIP Number:  971807-102

     Item 3.  The persons filing this Schedule 13G are:

              Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks as defined in Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

     Item 4.  Ownership.

              (a)     Amount Beneficially Owned by
                      Wilmington Trust Corporation:     4,027,519
                      Wilmington Trust Company:         3,986,319
                      Wilmington Trust FSB:                56,168
                      Wilmington Trust of Pennsylvania:       200

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     CUSIP No. 971807-102                13G                  Page 7 of 10 Pages


              (b)  Percent of Class for
                      Wilmington Trust Corporation:     11.4%
                      Wilmington Trust Company:         11.3%
                      Wilmington Trust FSB:             0.2%
                      Wilmington Trust of Pennsylvania: 0.0%

              (c)  Number of shares as to which Wilmington Trust
          Corporation has:

                      (i)      sole power to vote or direct the vote:
                               1,687,662

                      (ii)     shared power to vote or direct the vote:
                               2,287,010

                      (iii) sole power to dispose or to direct the disposition of: 1,010,317

                      (iv) shared power to dispose or to direct the disposition of: 1,622,326

                      Number of shares as to which Wilmington Trust Company has:

                      (i)      sole power to vote or direct the vote:  1,647,062

                      (ii)     shared power to vote or direct the vote:
                               2,286,410

                      (iii) sole power to dispose or to direct the disposition of: 1,009,317

                      (iv) shared power to dispose or to direct the disposition of: 1,593,926

                      Number of shares as to which Wilmington Trust FSB has:

                      (i)      sole power to vote or direct the vote:  43,600

                      (ii)     shared power to vote or direct the vote:  12,568

                      (iii) sole power to dispose or to direct the disposition of: 7,200

                      (iv) shared power to dispose or to direct the disposition of: 37,168

                      Number of shares as to which Wilmington Trust of Pennsylvania has:

                      (i)      sole power to vote or direct the vote:  0
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     CUSIP No. 971807-102                13G                  Page 8 of 10 Pages


                      (ii)     shared power to vote or direct the vote:  200

                      (iii) sole power to dispose or to direct the disposition of: 0

                      (iv) shared power to dispose or to direct the disposition of: 200

     Item 5.  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following   /_/

     Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

              Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Wilmington Trust Company:  BK
              Wilmington Trust FSB:  BK
              Wilmington Trust of Pennsylvania:  BK

     Item 8.  Identification and Classification of Members of the Group:

              Wilmington Trust Corporation:  HC
              Wilmington Trust Company:  BK
              Wilmington Trust FSB:  BK
              Wilmington Trust of Pennsylvania:  BK

     Item 9.  Notice of Dissolution of Group:

              Not Applicable

     Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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     CUSIP No. 971807-102                13G                  Page 9 of 10 Pages


     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     WILMINGTON TRUST CORPORATION

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/         Allan C. Lynch, Jr.
                      Vice President

     WILMINGTON TRUST FSB

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST OF PENNSYLVANIA

     By:  /s/         Michael A. DiGregorio
                      Vice President



     Dated:  February 12, 1996

     CUSIP No. 971807-102                13G                 Page 10 of 10 Pages


                                JOINT FILING AGREEMENT


     Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such
     Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the
     Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 1996.

     WILMINGTON TRUST CORPORATION

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/         Allan C. Lynch, Jr.
                      Vice President

     WILMINGTON TRUST FSB

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST OF PENNSYLVANIA

     By:  /s/         Michael A. DiGregorio
                      Vice President
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